UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
___________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______
Commission file number 1-08207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder
___________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator
The Home Depot FutureBuilder:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying schedules, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 1997.
Atlanta, Georgia
June 25, 2021

THE HOME DEPOT FUTUREBUILDER
Statements of Net Assets Available for Benefits

	December 31,
in thousands	2020	2019
Assets:
Plan's interest in Master Trust at fair value	$9,737,413	$8,313,280
Plan's interest in Master Trust at contract value	618,042	528,995
Plan's interest in Master Trust	10,355,455	8,842,275

Receivables:
Notes receivable from participants	209,612	219,755
Participant contributions receivable	10,015	74
Employer contributions receivable	3,964	—
Total receivables	223,591	219,829

Net assets available for benefits	$10,579,046	$9,062,104

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
in thousands	2020	2019
Additions to net assets attributable to:
Plan's interest in Master Trust income	$1,524,699	$1,694,686
Interest on notes receivable from participants	10,312	10,882
Contributions:
Participant	631,132	524,754
Employer	233,501	201,952
Total contributions	864,633	726,706
Total additions	2,399,644	2,432,274
Deductions from net assets attributable to:
Benefits paid to participants	(855,880)	(718,239)
Administrative expenses	(26,822)	(24,869)
Total deductions	(882,702)	(743,108)
Net increase	1,516,942	1,689,166
Net assets available for benefits:
Beginning of year	9,062,104	7,372,938
End of year	$10,579,046	$9,062,104

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN
The following is a brief description of The Home Depot FutureBuilder (the “Plan”). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution retirement plan covering substantially all U.S. associates of The Home Depot, Inc., the Plan sponsor, and subsidiaries (collectively, the “Company”). It is administered by the Administrative Committee, the members of which are officers of Home Depot U.S.A., Inc., a wholly-owned subsidiary of The Home Depot, Inc., and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Northern Trust Company is the Trustee of the Plan.
Associates are eligible to participate in the Plan as soon as administratively practicable following date of hire. Temporary associates are eligible to participate in the Plan for purposes of making before-tax and/or after-tax (Roth) contributions on the first day of the calendar quarter beginning on or following the completion of one year of service and 1,000 hours. Participants are eligible for the Company's matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) beginning on or after the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. The Plan excludes leased associates, nonresident aliens, independent contractors, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.
Contributions
Under the Plan, participants may contribute up to 50% of annual compensation, as defined in the Plan, on a before-tax basis and/or an after-tax (Roth) basis subject to regulatory limitations. Participants age 50 or older can make catch-up contributions to the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans.
The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of the earlier of (i) the date the associate completes one year of service and 1,000 hours; or (ii) the date the associate completes two years of service, regardless of hours worked. Before-tax and after-tax (Roth) contributions are eligible for matching contributions. Catch-up contributions are not eligible for matching contributions. Additional amounts may be contributed at the option of the Administrative Committee.
The default for investment of the Company's matching contribution if no direction is given by the participant is the participant's current investment election with respect to before-tax or after-tax (Roth) contributions. If the participant has made no affirmative investment election with respect to before-tax or after-tax (Roth) contributions, the default is the appropriate LifePath Fund based on the participant's age.
Vesting
Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is generally based on years of vesting service. For vesting purposes, a year of service is any calendar year in which a participant completes at least 1,000 hours of service. A participant is cliff vested 100% in the Company's matching contributions after three years of vesting service.
In addition, each participant who completes an hour of service becomes 100% vested in the Company's matching contributions upon completing five years of employment if such event precedes the vesting dates above.
A participant becomes 100% vested in the Company's matching and any discretionary contributions and net value changes thereon upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

Payment of Benefits
Upon death, disability, or termination of service for any other reason, participants or beneficiaries may elect to receive a lump-sum payment and effective December 10, 2020 they may elect partial and installment distributions of their vested account balance at fair value on the date of distribution in the form of cash or Company stock in accordance with the terms of the Plan. The Plan also permits payments upon hardship or attaining age 59½.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum amount equal to the lesser of: (i) $50,000 less the highest outstanding loan balance in the preceding 12 months less a $50 fee or (ii) 50% of their total vested account balance of before-tax contributions, after tax (Roth) contributions, vested Company match, qualified nonelective contributions and rollover contributions less a $50 fee. Note terms generally range from one to four years. The notes bear interest at a rate equal to the prime rate as of the last day of the prior quarter plus 1%. The Company adopted some of the provisions outlined in the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act including allowing impacted associates to suspend payment on new and existing loans through December 31, 2020. Additional information is discussed in Note 8. Certain notes with terms greater than four years remain outstanding, including certain notes rolled over from retirement plans of acquired companies. Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid loan principle and interest due to the Plan will be treated as a deemed distribution. Deemed distributions are reported as a taxable distribution and remain part of the participant’s account balance until a distributable event occurs (i.e. termination of employment).
Forfeited Accounts
Forfeited nonvested account balances may be used to reduce future employer contributions and/or Plan expenses. At December 31, 2020 and 2019, unallocated forfeitures totaled $4,826,529 and $4,641,500, respectively. In 2020 and 2019, forfeitures in the amount of $4,641,500 and $4,201,999, respectively, were used to reduce employer contributions.
Administrative Expenses
Certain administrative expenses of the Plan may be paid by the Company. These costs include certain legal, accounting and administrative fees. Expenses paid by the Plan include investment management fees, recordkeeping fees, and other costs not paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting. The Plan evaluated subsequent events and transactions for potential recognition in the financial statements through June 25, 2021, the date at which the financial statements were issued.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are held in a Master Trust by the Trustee of the Plan, as more fully described in Note 6. The Plan invests only in the Master Trust. Investments within the Master Trust are valued as described below.
Shares of registered investment companies, separate account investments in common and preferred stock, commingled funds and the Schwab Personal Choice Retirement Account are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

Investments in synthetic investment contracts issued by insurance companies and banks that are fully benefit-responsive are presented at the contract value, which is equal to the principal balance plus accrued interest, of units held by the Master Trust. Additional information is discussed in Note 3.
Investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. Net asset value is a readily determinable fair value of the underlying assets and is the basis for current transactions.
The Company's common stock is valued at its quoted market price as obtained from the New York Stock Exchange.
Securities transactions are accounted for on a trade date basis. Any portion of the Plan's investments, pending investment, transfer, or distribution, may be held on a short-term basis as cash or cash equivalents. Cash equivalents are comprised of short-term money market instruments and are valued at cost plus accrued interest, which approximates fair value.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan's investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedules.
Payment of Benefits
Benefits are recorded when paid.
Fair Value of Financial Instruments
The Plan's investments are stated at fair value, with the exception of the Plan's investment in the fully benefit-responsive investment contracts held by the Master Trust, which are stated at contract value, within the Statements of Net Assets Available for Benefits.

3. JP MORGAN STABLE VALUE FUND
Through the Master Trust, the Plan invests in the JP Morgan Stable Value Fund (the “Fund”), through which the Plan owns fully benefit-responsive synthetic guaranteed investment contracts. The Plan's investment is presented at contract value, rather than fair value, in the Statements of Net Assets Available for Benefits.
A synthetic guaranteed investment contract, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around an underlying portfolio of bonds or other fixed income securities. The wrap contracts are issued by credit worthy financial institutions, and there were no reserves against the carrying values due to credit risk of the issuers. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Plan, but rather are amortized, over the duration of the underlying assets, through adjustments to the future interest crediting rate. The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. The wrap issuers guarantee that all qualified participant withdrawals will occur at contract value.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan document (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan's Administrative Committee does not believe that any events that would limit the Plan's ability to transact at contract value with the issuer are probable of occurring.

4. TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 8, 2017 that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”), and therefore are exempt from federal income taxes. As discussed in Note 8, the Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is qualified under Section 401(a) of the IRC.
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan's Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2017.

5. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6. INVESTMENT IN MASTER TRUST
The assets of the Plan are invested in a Master Trust. At December 31, 2020 and 2019, the Plan's interest in the net assets of the Master Trust was over 99%, with The Home Depot FutureBuilder for Puerto Rico, the defined contribution retirement plan covering substantially all associates of Home Depot Puerto Rico, Inc., holding the remaining interest. Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans.

The net assets of the Master Trust and the Plan's respective interest in the Master Trust were as follows:

	Master Trust		Plan's Interest in Master Trust
	December 31,		December 31,
in thousands	2020	2019	2020	2019
Assets:
Investments at fair value:
Cash equivalents	$79,003	$86,464	$78,907	$86,196
Equities	2,697,066	2,262,209	2,695,161	2,260,127
Collective trust funds	5,971,247	5,016,105	5,954,261	5,000,428
Registered investment funds	777,959	812,088	777,413	811,441
Brokerage window	233,918	157,351	233,918	157,351
Total investments at fair value	9,759,193	8,334,217	9,739,660	8,315,543
Fully benefit-responsive investment at contract value	620,939	531,948	618,042	528,995
Receivables:
Due from broker	229	—	229	—
Other receivables	408	1,416	408	1,415
Total receivables	637	1,416	637	1,415
Total assets	10,380,769	8,867,581	10,358,339	8,845,953

Liabilities:
Due to broker	—	902	—	901
Accrued liabilities	3,058	2,782	2,884	2,777
Total liabilities	3,058	3,684	2,884	3,678

Net assets	$10,377,711	$8,863,897	$10,355,455	$8,842,275
Investment income for the Master Trust and the Plan's respective interest in the Master Trust were as follows:

	Master Trust		Plan's Interest in Master Trust
	Year Ended December 31,		Year Ended December 31,
in thousands	2020	2019	2020	2019
Investment income:
Net appreciation in fair value of investments	$1,456,537	$1,619,000	$1,454,219	$1,615,591
Dividends and interest income	70,593	79,259	70,480	79,095
Total investment income	$1,527,130	$1,698,259	$1,524,699	$1,694,686

The Master Trust's investments that are measured at fair value on a recurring basis, and their level within the fair value hierarchy, are shown in the following tables. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Master Trust did not use Level 3 inputs to determine the fair value of investments measured at fair value on a recurring basis for the years ended December 31, 2020 and 2019.

	Investments at Fair Value as of December 31, 2020
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash equivalents	$79,003	$—	$79,003
Equities	2,697,066	—	2,697,066
Collective trust funds	—	5,971,247	5,971,247
Registered investment funds	777,959	—	777,959
Brokerage window	233,918	—	233,918
Total investments at fair value	$3,787,946	$5,971,247	$9,759,193

	Investments at Fair Value as of December 31, 2019
in thousands	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash equivalents	$86,464	$—	$86,464
Equities	2,262,209	—	2,262,209
Collective trust funds	—	5,016,105	5,016,105
Registered investment funds	812,088	—	812,088
Brokerage window	157,351	—	157,351
Total investments at fair value	$3,318,112	$5,016,105	$8,334,217

7. RELATED-PARTY TRANSACTIONS
Certain Plan investments included in the Master Trust include shares of common stock issued by The Home Depot, Inc., the Plan sponsor. At December 31, 2020 and 2019, the Plan held a combined total of 5,681,066 and 6,128,078 shares valued at approximately $265.62 and $218.38 per share, respectively. Additionally, dividends received through the Master Trust by the Plan include dividends paid by The Home Depot, Inc. totaling $35,121,840 and $34,661,293 for the years ended December 31, 2020 and 2019, respectively. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan sponsor.
Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and a Plan fiduciary, and therefore, these transactions constitute party-in-interest transactions. The Plan paid fees to The Northern Trust Company of $1,203,531 and $581,984 for the years ended December 31, 2020 and 2019, respectively.

8. PLAN AMENDMENTS AND OTHER PLAN CHANGES
During 2020, the Plan was amended to (a) increase the limit on involuntary cash-out distributions from $1,000 to $5,000 and to provide for the automatic rollover of these cash-out distributions to individual retirement accounts formed for this purpose and administered by an external custodian; (b) revise certain provisions related to the required minimum distribution under the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act; (c) reflect changes to hardship withdrawal requirements under the Bipartisan Budget Act of 2018; and (d) permit participants to receive distributions from their account in the form of partial withdrawals and installments.
As a result of the COVID-19 outbreak in March 2020, the Company changed its administrative practice to provide assistance for impacted associates through the end of 2020. On March 27, 2020, the CARES Act was passed by

NOTES TO FINANCIAL STATEMENTS

Congress, which provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Company adopted some of the provisions outlined in the CARES Act, including Coronavirus-Related Distributions (“CRDs”) and loan payment suspensions. Associates impacted by COVID-19 were eligible through the end of 2020 to take CRDs from their Plan balance of up to $100,000. These CRDs were not penalized for early withdrawal and can be repaid over a period of up to three years. CRDs will be considered separate from the Plan's standard hardship withdrawals and loans, allowing associates the ability to still take loans and standard hardship withdrawals during this time.
The Company also allowed impacted associates to suspend payment on new and existing loans through December 31, 2020. The Company removed the 90-day wait required between loans, and increased the number of hardship withdrawals and age 59½ withdrawals that can be taken within a 12-month period from two to five.
During 2019, certain investment options were removed and replaced with similar investment options. All balances or investment elections in these options were automatically transferred to the new corresponding investment option at the time of removal. Additionally, one new investment option was added during 2019.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as presented in these financial statements to the balance presented in Form 5500 (as expected to be filed for 2020 and as filed for 2019):

	December 31,
in thousands	2020	2019
Net assets available for benefits per the financial statements	$10,579,046	$9,062,104
Deemed distributions	(13,767)	(12,052)
Participant withdrawals payable	(2,107)	(4,701)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	26,481	7,899
Net assets available for benefits per Schedule H, Part I, Line l of Form 5500	$10,589,653	$9,053,250
Deemed distributions are defaulted and unpaid notes receivable from participants.
The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the changes presented in Form 5500 (as expected to be filed for 2020 and as filed for 2019):

	Year Ended December 31,
in thousands	2020	2019
Net increase in net assets available for benefits per the financial statements	$1,516,942	$1,689,166
Deemed distributions	(1,715)	(938)
Participant withdrawals payable	2,594	(2,936)
Adjustment from contract value to fair value for Plan's interest in Master Trust for fully benefit-responsive investment contracts	18,583	16,182
Net income per Schedule H, Part II, Line K of Form 5500	$1,536,404	$1,701,474

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late participant loan repayments are included ☒	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$12,949	$—	$—	$—	$12,949

See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

in thousands
Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Plan's interest in Master Trust		$10,355,455
*	Notes receivable from participants	Notes with interest rates generally ranging from 3.25% to 9.25% and maturity dates through January 8, 2026	209,612
			$10,565,067
*Indicates party-in-interest included in Master Trust.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Home Depot FutureBuilder

Date:	June 25, 2021	By:	/s/ SCOTT SMITH
Scott Smith
Member of The Home Depot
FutureBuilder Administrative
Committee